Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	September 30, 2024	December 31, 2023

ASSETS
Current assets
Cash		$21,311	$55,815
Trade receivables	13, 17	375,942	339,405
Prepaids and other assets		21,632	21,530
Financial derivatives	17	24,310	23,274
		443,195	440,024
Non-current assets
Exploration and evaluation assets	5	122,124	90,919
Oil and gas properties	6	6,776,336	6,619,033
Other plant and equipment		8,621	7,936
Lease assets		21,174	28,145
Prepaids and other assets	14	56,795	61,729
Deferred income tax asset	14	185,912	213,145
		$7,614,157	$7,460,931

LIABILITIES
Current liabilities
Trade payables	17	$584,696	$477,295
Share-based compensation liability	11	18,340	28,508
Dividends payable	10, 17	17,732	18,381
Lease obligations		7,536	13,391
Asset retirement obligations	9	17,512	20,448
		645,816	558,023
Non-current liabilities
Other long-term liabilities		19,582	19,147
Share-based compensation liability	11	5,622	7,224
Credit facilities	7	449,116	848,749
Long-term notes	8	1,810,701	1,562,361
Lease obligations		16,117	16,056
Asset retirement obligations	9	626,339	602,951
Deferred income tax liability	14	61,449	21,333
		3,634,742	3,635,844

SHAREHOLDERS’ EQUITY
Shareholders' capital	10	6,248,284	6,527,289
Contributed surplus		304,781	193,077
Accumulated other comprehensive income		791,859	690,917
Deficit		(3,365,509)	(3,586,196)
		3,979,415	3,825,087
		$7,614,157	$7,460,931

Subsequent events (notes 10 and 17)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2024	2023	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	13	$1,074,623	$1,163,010	$3,191,938	$2,317,106
Royalties		(223,800)	(240,049)	(673,411)	(441,222)
		850,823	922,961	2,518,527	1,875,884

Expenses
Operating		167,119	174,119	508,259	405,965
Transportation		36,883	27,983	100,032	59,562
Blending and other		51,902	49,830	183,795	162,506
General and administrative		17,895	20,536	61,313	47,510
Transaction costs		—	2,263	1,539	43,966
Exploration and evaluation	5	82	409	749	941
Depletion and depreciation		356,384	319,731	1,053,622	661,874
Share-based compensation	11	2,305	14,699	17,393	41,440
Financing and interest	15	58,700	68,065	211,584	126,287
Financial derivatives (gain) loss	17	(22,927)	28,641	(4,598)	17,054
Foreign exchange (gain) loss	16	(24,552)	42,682	35,440	30,680
Loss (gain) on dispositions and property swaps		1,091	(875)	4,741	(539)
Other income		(9,107)	(1,367)	(7,011)	(2,284)
		635,775	746,716	2,166,858	1,594,962
Net income before income taxes		215,048	176,245	351,669	280,922
Income tax expense (recovery)	14
Current income tax (recovery) expense		(3,748)	808	4,407	3,278
Deferred income tax expense (recovery)		33,577	48,007	72,188	(114,830)
		29,829	48,815	76,595	(111,552)
Net income		$185,219	$127,430	$275,074	$392,474
Other comprehensive (loss) income
Foreign currency translation adjustment		(61,640)	111,981	100,942	64,976
Comprehensive income		$123,579	$239,411	$376,016	$457,450

Net income per common share	12
Basic		$0.23	$0.15	$0.34	$0.59
Diluted		$0.23	$0.15	$0.34	$0.59

Weighted average common shares (000's)	12
Basic		796,064	855,300	810,589	662,379
Diluted		800,217	860,572	814,351	666,194

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2022		$5,499,664	$89,879	$756,195	$(3,315,321)	$3,030,417
Issued on corporate acquisition		1,326,435	21,316	—	—	1,347,751
Vesting of share awards		26,229	(37,462)	—	—	(11,233)
Share-based compensation		—	16,237	—	—	16,237
Repurchase of common shares for cancellation		(134,695)	45,429	—	—	(89,266)
Dividends declared		—	—	—	(19,138)	(19,138)
Comprehensive income		—	—	64,976	392,474	457,450
Balance at September 30, 2023		$6,717,633	$135,399	$821,171	$(2,941,985)	$4,732,218

Balance at December 31, 2023		$6,527,289	$193,077	$690,917	$(3,586,196)	$3,825,087
Vesting of share awards	10	1,167	—	—	—	1,167
Repurchase of common shares for cancellation	10	(280,172)	111,704	—	—	(168,468)
Dividends declared	10	—	—	—	(54,387)	(54,387)
Comprehensive income		—	—	100,942	275,074	376,016
Balance at September 30, 2024		$6,248,284	$304,781	$791,859	$(3,365,509)	$3,979,415

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2024	2023	2024	2023

CASH PROVIDED BY (USED IN):
Operating activities
Net income		$185,219	$127,430	$275,074	$392,474
Adjustments for:
Non-cash share-based compensation	11	—	—	—	16,237
Unrealized foreign exchange (gain) loss	16	(24,401)	42,392	33,506	29,299
Exploration and evaluation	5	82	409	749	941
Depletion and depreciation		356,384	319,731	1,053,622	661,874
Non-cash financing and interest	15	8,591	11,570	54,249	23,162
Non-cash other income	9	—	—	—	(1,271)
Unrealized financial derivatives (gain) loss	17	(22,596)	30,696	(1,036)	40,889
Cash premiums on derivatives		—	—	—	(2,263)
Loss (gain) on dispositions and property swaps		1,091	(875)	4,741	(539)
Deferred income tax expense (recovery)	14	33,577	48,007	72,188	(114,830)
Asset retirement obligations settled	9	(8,718)	(9,252)	(22,344)	(18,770)
Change in non-cash working capital		20,813	(126,075)	(31,350)	(205,924)
Cash flows from operating activities		550,042	444,033	1,439,399	821,279

Financing activities
(Decrease) increase in credit facilities		(157,104)	46,602	(404,620)	648,581
Decrease in acquired credit facilities	3	—	—	—	(373,608)
Debt issuance costs		—	(198)	(25,023)	(40,123)
Payments on lease obligations		(2,738)	(4,740)	(13,088)	(7,076)
Net proceeds from issuance of long-term notes	8	—	—	780,936	1,046,197
Redemption of long-term notes	8	—	—	(580,913)	—
Redemption of acquired long-term notes	3	—	—	—	(569,256)
Repurchase of common shares	10	(84,573)	(89,266)	(168,468)	(89,266)
Dividends declared	10	(17,732)	(19,138)	(54,387)	(19,138)
Change in non-cash working capital		6,570	(25,734)	4,470	(25,734)
Cash flows (used in) from financing activities		(255,577)	(92,474)	(461,093)	570,577

Investing activities
Additions to exploration and evaluation assets	5	—	(40)	—	(1,271)
Additions to oil and gas properties	6	(306,332)	(409,151)	(1,058,456)	(812,250)
Additions to other plant and equipment		(744)	(1,279)	(4,280)	(2,300)
Corporate acquisition, net of cash acquired	3	—	—	—	(662,579)
Property acquisitions		(1,042)	(4,277)	(39,794)	(4,721)
Proceeds from dispositions		1,436	226	4,156	511
Change in non-cash working capital		(2,359)	67,224	85,564	109,189
Cash flows used in investing activities		(309,041)	(347,297)	(1,012,810)	(1,373,421)

Change in cash		(14,576)	4,262	(34,504)	18,435
Cash, beginning of period		35,887	19,637	55,815	5,464
Cash, end of period		$21,311	$23,899	$21,311	$23,899

Supplementary information
Interest paid		$38,581	$45,941	$143,597	$83,945
Income taxes paid		$1,730	$—	$18,151	$3,603
See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2024 and 2023
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.     REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and in Texas, United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PREPARATION

The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2023 ("2023 annual consolidated financial statements").

The consolidated financial statements were approved by the Board of Directors of Baytex on October 31, 2024.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited 2023 annual consolidated financial statements of the Company are available through its filings on SEDAR+ at www.sedarplus.ca and through the U.S. Securities and Exchange Commission at www.sec.gov.

Estimation Uncertainty

Management makes judgments and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board ("ISSB") has issued an IFRS Sustainability Disclosure Standard with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board has released proposed standards that are aligned with the ISSB release and include suggestions for Canadian-specific modifications. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

Material Accounting Policies

Except as described below, the accounting policies, critical accounting judgments and significant estimates used in these consolidated financial statements are consistent with those used in the preparation of the 2023 annual consolidated financial statements.

New Accounting Standards Adopted

Effective January 1, 2024, Baytex adopted amendments to IAS 1 Presentation of Financial Statements which was issued by the IASB in January 2020. The amendments further clarify the requirements for the presentation of liabilities as current or non-current in the consolidated statements of financial position.

These amendments have not had a material impact on our consolidated financial statements.

3.     BUSINESS COMBINATION

On June 20, 2023, Baytex closed the acquisition of Ranger Oil Corporation (“Ranger”), a publicly traded oil and gas exploration and production company with operations in the Eagle Ford. Baytex acquired all of the issued and outstanding common shares of Ranger and is treated as the acquirer for accounting purposes. The acquisition increases Baytex's Eagle Ford scale and provides an operating platform to effectively allocate capital across the Western Canadian Sedimentary Basin and the Eagle Ford.

The acquisition was accounted for as a business combination with the net assets and liabilities recorded at fair value at the acquisition date. The total consideration of US$1.6 billion ($2.1 billion) consisted of $732.8 million of cash consideration and 311.4 million Baytex common shares valued at approximately $1.3 billion (based on the closing price of Baytex’s common shares of $4.26 per share on the Toronto Stock Exchange on June 20, 2023). Under the terms of the agreement, Ranger shareholders received 7.49 Baytex shares plus US$13.31 cash for each share of Ranger common stock.

The fair value of oil and gas properties acquired was primarily based on estimated cash flows associated with proved and probable oil and gas reserves acquired and the discount rate. Factors that impact these reserves cash flows include forecasted production volumes, royalty obligations, operating and capital costs, taxes and commodity prices. The estimation of reserves cash flows involves the expertise of the independent qualified reserve evaluators. Any changes to these estimates and assumptions could impact the calculation of the recoverable amount and the carrying value of assets. The fair value of the acquired oil and gas properties were determined using a discount rate of 12.2%.

Asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment and reclamation of the wells and facilities acquired using a market rate of interest of 9.0%.

The total consideration paid and estimates of the fair value of the assets and liabilities acquired as at the date of the acquisition are set forth in the table below. The purchase price equation was based on management's best estimate of the assets acquired and liabilities assumed. There were no measurement period adjustments recorded during the three and nine months ended September 30, 2024 and the purchase price is considered final.

	USD	CAD (1)
Consideration
Cash	$553,150	$732,840
Common shares issued	1,001,196	1,326,435
Share-based compensation (2)	20,107	26,638
Total consideration	$1,574,453	$2,085,913

Fair value of net assets acquired
Oil and gas properties	$2,337,173	$3,096,404
Working capital deficiency excluding bank debt and financial derivatives (3)	(120,565)	(159,731)
Financial derivatives	17,030	22,562
Lease assets	15,708	20,811
Lease obligations	(15,708)	(20,811)
Credit facilities	(282,000)	(373,608)
Long-term notes	(429,676)	(569,256)
Asset retirement obligations	(23,632)	(31,310)
Deferred income tax asset	76,123	100,852
Net assets acquired	$1,574,453	$2,085,913
(1)Exchange rate used to translate the U.S. denominated values above is the rate as at the closing date being CAD/USD 1.32485.
(2)Following closing of the transaction, holders of awards outstanding under Ranger's share based compensation plans are entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date while the remaining fair value of the share awards assumed by Baytex is being recognized over the remaining future service periods (note 11). Included in this balance is $21.3 million (US$16.1 million) of awards that were fully vested at close of the Ranger acquisition and $5.3 million (US$4.0 million) of cash-based awards included in share-based compensation liability.
(3)Includes $70.3 million (US$53.0 million) of cash. Trade receivables acquired is net of a provision for expected credit losses of approximately $0.3 million.

4.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the Eagle Ford in Texas; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2024	2023	2024	2023	2024	2023	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	$482,467	$515,218	$592,156	$647,792	$—	$—	$1,074,623	$1,163,010
Royalties	(71,351)	(64,238)	(152,449)	(175,811)	—	—	(223,800)	(240,049)
	411,116	450,980	439,707	471,981	—	—	850,823	922,961

Expenses
Operating	87,373	93,065	79,746	81,054	—	—	167,119	174,119
Transportation	24,837	16,075	12,046	11,908	—	—	36,883	27,983
Blending and other	51,902	49,830	—	—	—	—	51,902	49,830
General and administrative	—	—	—	—	17,895	20,536	17,895	20,536
Transaction costs	—	—	—	—	—	2,263	—	2,263
Exploration and evaluation	82	409	—	—	—	—	82	409
Depletion and depreciation	123,742	124,214	229,003	193,334	3,639	2,183	356,384	319,731
Share-based compensation	—	—	—	—	2,305	14,699	2,305	14,699
Financing and interest	—	—	—	—	58,700	68,065	58,700	68,065
Financial derivatives (gain) loss	—	—	—	—	(22,927)	28,641	(22,927)	28,641
Foreign exchange (gain) loss	—	—	—	—	(24,552)	42,682	(24,552)	42,682
Loss (gain) on dispositions and property swaps	—	(875)	1,091	—	—	—	1,091	(875)
Other income	—	—	—	—	(9,107)	(1,367)	(9,107)	(1,367)
	287,936	282,718	321,886	286,296	25,953	177,702	635,775	746,716
Net income (loss) before income taxes	123,180	168,262	117,821	185,685	(25,953)	(177,702)	215,048	176,245
Income tax expense (recovery)
Current income tax (recovery) expense							(3,748)	808
Deferred income tax expense							33,577	48,007
							29,829	48,815
Net income (loss)	$123,180	$168,262	$117,821	$185,685	$(25,953)	$(177,702)	$185,219	$127,430

Additions to exploration and evaluation assets	—	40	—	—	—	—	—	40
Additions to oil and gas properties	120,473	107,013	185,859	302,138	—	—	306,332	409,151
Property acquisitions	507	4,277	535	—	—	—	1,042	4,277
Proceeds from dispositions	236	(226)	(1,672)	—	—	—	(1,436)	(226)

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2024	2023	2024	2023	2024	2023	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	$1,407,340	$1,291,131	$1,784,598	$1,025,975	$—	$—	$3,191,938	$2,317,106
Royalties	(200,809)	(155,402)	(472,602)	(285,820)	—	—	(673,411)	(441,222)
	1,206,531	1,135,729	1,311,996	740,155	—	—	2,518,527	1,875,884

Expenses
Operating	257,191	275,599	251,068	130,366	—	—	508,259	405,965
Transportation	62,616	46,320	37,416	13,242	—	—	100,032	59,562
Blending and other	183,795	162,506	—	—	—	—	183,795	162,506
General and administrative	—	—	—	—	61,313	47,510	61,313	47,510
Transaction costs	—	—	—	—	1,539	43,966	1,539	43,966
Exploration and evaluation	749	941	—	—	—	—	749	941
Depletion and depreciation	358,603	355,947	685,295	300,509	9,724	5,418	1,053,622	661,874
Share-based compensation	—	—	—	—	17,393	41,440	17,393	41,440
Financing and interest	—	—	—	—	211,584	126,287	211,584	126,287
Financial derivatives (gain) loss	—	—	—	—	(4,598)	17,054	(4,598)	17,054
Foreign exchange loss	—	—	—	—	35,440	30,680	35,440	30,680
(Gain) loss on dispositions and property swaps	(1,055)	(539)	5,796	—	—	—	4,741	(539)
Other income	—	(1,271)	—	—	(7,011)	(1,013)	(7,011)	(2,284)
	861,899	839,503	979,575	444,117	325,384	311,342	2,166,858	1,594,962
Net income (loss) before income taxes	344,632	296,226	332,421	296,038	(325,384)	(311,342)	351,669	280,922
Income tax expense (recovery)
Current income tax expense							4,407	3,278
Deferred income tax expense (recovery)							72,188	(114,830)
							76,595	(111,552)
Net income (loss)	$344,632	$296,226	$332,421	$296,038	$(325,384)	$(311,342)	$275,074	$392,474

Additions to exploration and evaluation assets	—	1,271	—	—	—	—	—	1,271
Additions to oil and gas properties	380,515	386,791	677,941	425,459	—	—	1,058,456	812,250
Corporate acquisition, net of cash acquired	—	—	—	662,579	—	—	—	662,579
Property acquisitions	36,584	4,721	3,210	—	—	—	39,794	4,721
Proceeds from dispositions	368	(511)	(4,524)	—	—	—	(4,156)	(511)

	September 30, 2024	December 31, 2023
Canadian assets	$2,404,850	$2,289,083
U.S. assets	5,155,202	5,112,493
Corporate assets	54,105	59,355
Total consolidated assets	$7,614,157	$7,460,931

5.    EXPLORATION AND EVALUATION ASSETS

	September 30, 2024	December 31, 2023
Balance, beginning of period	$90,919	$168,684
Property acquisitions	35,887	18,486
Divestitures	(1,173)	(2,965)
Property swaps	(68)	1,000
Exploration and evaluation expense	(749)	(8,896)
Transfer to oil and gas properties (note 6)	(2,692)	(83,530)
Foreign currency translation	—	(1,860)
Balance, end of period	$122,124	$90,919

At September 30, 2024 and December 31, 2023, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's cash generating units ("CGUs").

6.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2022	$12,042,216	$(7,421,450)	$4,620,766
Capital expenditures	1,012,787	—	1,012,787
Corporate acquisition (note 3)	3,096,404	—	3,096,404
Property acquisitions	20,263	—	20,263
Transfers from exploration and evaluation assets (note 5)	83,530	—	83,530
Transfers from lease assets	7,611	—	7,611
Change in asset retirement obligations (note 9)	54,166	—	54,166
Divestitures	(660,920)	317,651	(343,269)
Property swaps	(2,975)	3,756	781
Impairment loss	—	(833,662)	(833,662)
Foreign currency translation	(127,065)	66,501	(60,564)
Depletion	—	(1,039,780)	(1,039,780)
Balance, December 31, 2023	$15,526,017	$(8,906,984)	$6,619,033
Capital expenditures	1,058,456	—	1,058,456
Property acquisitions	4,185	—	4,185
Transfers from exploration and evaluation assets (note 5)	2,692	—	2,692
Transfers from lease assets	8,210	—	8,210
Change in asset retirement obligations (note 9)	27,343	—	27,343
Divestitures	(7,052)	1,313	(5,739)
Property swaps	997	682	1,679
Foreign currency translation	183,473	(79,098)	104,375
Depletion	—	(1,043,898)	(1,043,898)
Balance, September 30, 2024	$16,804,321	$(10,027,985)	$6,776,336

At September 30, 2024, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

At December 31, 2023, the Company identified indicators of impairment for oil and gas properties in the legacy non-operated Eagle Ford CGU due to changes in reserves and in the Viking CGU due to changes in reserves and a loss recorded on disposition of an asset. The recoverable amounts for the two CGUs were not sufficient to support their carrying values which resulted in an impairment loss of $833.7 million recorded at December 31, 2023. The recoverable amount for each CGU is based on estimated cash flows associated with proved and probable oil and gas reserves from an independent reserve report prepared as at December 31, 2023 utilizing a discount rate based on Baytex's corporate weighted average cost of capital adjusted for asset specific factors. The after-tax discount rates applied to the cash flows were between 12% and 14%.

7.    CREDIT FACILITIES

	September 30, 2024	December 31, 2023
Credit facilities - U.S. dollar denominated (1)	$107,673	$311,980
Credit facilities - Canadian dollar denominated	358,435	552,756
Credit facilities - principal (2)	$466,108	$864,736
Unamortized debt issuance costs	(16,992)	(15,987)
Credit facilities	$449,116	$848,749
(1)U.S. dollar denominated credit facilities balance was US$79.7 million as at September 30, 2024 (December 31, 2023 - US$236.3 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2023 to September 30, 2024 is the result of net repayments of $404.6 million, partially offset by an increase in the reported amount of U.S. denominated debt of $6.0 million due to foreign exchange.

On May 9, 2024, Baytex extended the maturity of the US$1.1 billion revolving credit facilities (the "Credit Facilities") from April 1, 2026 to May 9, 2028. There are no changes to the loan balances or financial covenants as a result of the amendment. Following the amendment, borrowings in Canadian funds previously based on the banker's acceptance rate have been replaced with borrowings based on the Canadian Overnight Repo Rate Average ("CORRA").

At September 30, 2024, Baytex had US$1.1 billion ($1.5 billion) of revolving credit facilities that mature on May 9, 2028. The Credit Facilities are secured and are comprised of a US$50 million operating loan and a US$750 million syndicated revolving loan for Baytex and a US$45 million operating loan and a US$255 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc.

The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. Advances under the Baytex Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, CORRA rates or secured overnight financing rates ("SOFR"), plus applicable margins. Advances under the Baytex Energy USA, Inc. Credit Facilities can be drawn in U.S. funds and bear interest at the bank's prime lending rate or SOFR, plus applicable margins.

The weighted average interest rate on the Credit Facilities was 7.9% for the nine months ended September 30, 2024 (7.3% for nine months ended September 30, 2023).

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at September 30, 2024.

Covenant Description	Position as at September 30, 2024	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.2:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	10.5:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	1.0:1.0	4:0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at September 30, 2024, the Company's Senior Secured Debt totaled $470.8 million.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended September 30, 2024 was $2.2 billion.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expense, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Financing and interest expense for the twelve months ended September 30, 2024 was $212.4 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade payables, share-based compensation liability, dividends payable, asset retirement obligations, leases, deferred income tax liabilities, other long-term liabilities and financial derivative liabilities. As at September 30, 2024, the Company's Total Debt totaled $2.3 billion of principal amounts outstanding.

At September 30, 2024, Baytex had $5.7 million of outstanding letters of credit (December 31, 2023 - $5.6 million outstanding) under the Credit Facilities.

8.    LONG-TERM NOTES

	September 30, 2024	December 31, 2023
8.75% notes due April 1, 2027 (1)	$—	$541,114
8.50% notes due April 30, 2030 (2)	1,080,360	1,056,361
7.375% notes due March 15, 2032 (3)	776,509	—
Total long-term notes - principal (4)	$1,856,869	$1,597,475
Unamortized debt issuance costs	(46,168)	(35,114)
Total long-term notes - net of unamortized debt issuance costs	$1,810,701	$1,562,361
(1)The 8.75% notes were fully repaid on April 1, 2024. The U.S. dollar denominated principal outstanding of the 8.75% notes was US$409.8 million as at December 31, 2023.
(2)The U.S. dollar denominated principal outstanding of the 8.50% notes was US$800.0 million as at September 30, 2024 (December 31, 2023 - US$800.0 million).
(3)The U.S. dollar denominated principal outstanding of the 7.375% notes was US$575.0 million as at September 30, 2024 (December 31, 2023 - nil).
(4)The increase in the principal amount of long-term notes outstanding from December 31, 2023 to September 30, 2024 is the result of the issuance of the 7.375% notes for $780.9 million and changes in the reported amount of U.S. denominated debt of $35.0 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding. This was partially offset by the repayment of the 8.75% notes for $556.6 million.

On April 1, 2024, Baytex closed a private offering of the US$575 million aggregate principal amount of senior unsecured notes due 2032 ("7.375% Senior Notes"). The 7.375% Senior Notes were priced at 99.266% of par to yield 7.500% per annum, bear interest at a rate of 7.375% per annum and mature on March 15, 2032. The 7.375% Senior Notes are redeemable at our option, in whole or in part, at specified redemption prices on or after March 15, 2027 and will be redeemable at par from March 15, 2029 to maturity. Proceeds from the 7.375% Senior Notes were used to redeem the remaining US$409.8 million aggregate principal amount of the outstanding 8.75% Senior Notes at 104.375% of par value, pay the related fees and expenses associated with the offering, and repay a portion of the debt outstanding on our Credit Facilities. During Q2 2024, Baytex recorded early redemption expense of $24.4 million which is the call premium paid on the redemption of the 8.75% Senior Notes.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

9.    ASSET RETIREMENT OBLIGATIONS

	September 30, 2024	December 31, 2023
Balance, beginning of period	$623,399	$588,923
Liabilities incurred (1)	20,340	24,185
Liabilities settled	(22,344)	(26,416)
Liabilities assumed from corporate acquisition (note 3)	—	31,310
Liabilities acquired from property acquisitions	310	11
Liabilities divested	(2,098)	(43,153)
Property swaps	(728)	76
Accretion (note 15)	15,910	20,406
Government grants (2)	—	(1,271)
Change in estimate (1)	12,421	17,067
Changes in discount and inflation rates (1)(3)	(5,418)	12,914
Foreign currency translation	2,059	(653)
Balance, end of period	$643,851	$623,399
Less current portion of asset retirement obligations	17,512	20,448
Non-current portion of asset retirement obligations	$626,339	$602,951
(1)The total of these items reflects the total change in asset retirement obligations of $27.3 million per Note 6 - Oil and Gas Properties ($54.2 million increase in 2023).
(2)Certain government grants were provided by the Government of Alberta and the Government of Saskatchewan under programs that were completed during the year ended December 31, 2023. During the nine months ended September 30, 2024, no amounts have been recognized under these programs ($1.3 million for the year ended December 31, 2023).
(3)The discount and inflation rates used to calculate the liability for our Canadian operations at September 30, 2024 were 3.1% and 1.6% respectively (December 31, 2023 - 3.0% and 1.6%). The discount and inflation rates used to calculate the liability for our U.S. operations at September 30, 2024 were 4.1% and 2.2%, respectively (December 31, 2023 - 4.0% and 2.1%).

10.    SHAREHOLDERS' CAPITAL

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2024, no preferred shares have been issued by the Company and all common shares issued were fully paid. The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2022	544,930	$5,499,664
Issued on corporate acquisition	311,370	1,326,435
Vesting of share awards	5,892	26,229
Common shares repurchased and cancelled	(40,511)	(325,039)
Balance, December 31, 2023	821,681	$6,527,289
Vesting of share awards	272	1,167
Common shares repurchased and cancelled	(34,625)	(280,172)
Balance, September 30, 2024	787,328	$6,248,284

Normal Course Issuer Bid ("NCIB") Share Repurchases

On June 26, 2024, Baytex announced that the Toronto Stock Exchange ("TSX") accepted the renewal of the NCIB under which Baytex is permitted to purchase for cancellation up to 70.1 million common shares over the 12-month period commencing July 2, 2024. The number of shares authorized for repurchase represented 10% of the Company's public float, as defined by the TSX, as at June 18, 2024. On June 18, 2024 Baytex had 808.0 million common shares outstanding.

During the nine months ended September 30, 2024, Baytex recorded $168.5 million related to common share repurchases, which includes $165.2 million of consideration paid for the repurchase and cancellation of common shares as well as $3.3 million of federal tax levied on equity repurchases.

Purchases are made on the open market at prices prevailing at the time of the transaction. During the nine months ended September 30, 2024, Baytex repurchased and cancelled 34.6 million common shares at an average price of $4.77 per share for total consideration of $165.2 million. During 2023, Baytex repurchased and cancelled 40.5 million common shares at an average price of $5.48 per share for total consideration of $221.9 million. The total consideration paid includes the commissions and fees paid as part of the transaction and is recorded as a reduction to shareholders' equity. The shares repurchased and cancelled are accounted for as a reduction in shareholders' capital at historical cost, with any discount paid recorded to contributed surplus and any premium paid recorded to retained earnings.

Effective January 1, 2024, the Government of Canada introduced a 2% federal tax on equity repurchases. During the nine months ended September 30, 2024, Baytex recorded a $3.3 million liability, charged to shareholders’ capital, related to the federal tax on equity repurchases.

Dividends

The following dividends were declared by Baytex during the nine months ended September 30, 2024.

Record Date	Payable Date	Per Share Amount	Dividend Amount
March 15, 2024	April 1, 2024	$0.0225	$18,494
June 14, 2024	July 2, 2024	0.0225	18,161
September 16, 2024	October 1, 2024	0.0225	17,732
Total dividends declared			$54,387

On October 31, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on January 2, 2025 for shareholders of record on December 13, 2024.

11.    SHARE-BASED COMPENSATION PLAN

For the three and nine months ended September 30, 2024 the Company recorded share-based compensation expense of $2.3 million and $17.4 million respectively ($14.7 million and $41.4 million for the three and nine months ended September 30, 2023) which is related to cash-settled awards.

The Company's closing share price on the Toronto Stock Exchange on September 30, 2024 was $4.04 (December 31, 2023 - $4.38 and September 30, 2023 - $5.99).

The number of awards outstanding is detailed below:

(000s)	Restricted awards	Performance awards	Incentive awards	Director Share Units	Total
Total, December 31, 2022	762	4,796	5,109	967	11,634
Granted	41	2,641	2,607	278	5,567
Assumed on corporate acquisition (1)	10,789	—	—	—	10,789
Vested	(9,302)	(3,767)	(2,715)	—	(15,784)
Forfeited	(11)	(315)	(518)	—	(844)
Total, December 31, 2023	2,279	3,355	4,483	1,245	11,362
Granted	8	2,343	3,561	245	6,157
Added by performance factor	—	524	—	—	524
Vested	(1,457)	(2,443)	(2,541)	(162)	(6,603)
Forfeited	—	(20)	(106)	—	(126)
Total, September 30, 2024	830	3,759	5,397	1,328	11,314
(1)Following the closing of the transaction, holders of awards outstanding under Ranger's Share Award Plan were entitled to Baytex common shares rather than Ranger common shares with an adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date (note 3) while the remaining fair value of the share awards assumed by Baytex is recognized over the remaining future service periods.

Share Award Incentive Plan

Baytex has a Share Award Incentive Plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the cash equivalent value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

In 2023, Baytex became the successor to Ranger's Share Award Plan (note 3). Awards outstanding as at the closing day of the acquisition were converted to restricted awards that will be settled in shares of Baytex or with cash, with the quantity outstanding adjusted based on the exchange ratio for the business combination with Ranger.

The weighted average fair value of share awards granted during the nine months ended September 30, 2024 was $4.28 per restricted and performance award ($5.44 for the nine months ended September 30, 2023).

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the participants of the plan are entitled to receive a cash payment equal to the value of one Baytex common share per incentive award at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the nine months ended September 30, 2024 was $4.29 per incentive award ($5.41 for the nine months ended September 30, 2023).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in share-based compensation liability.

The weighted average fair value of share awards granted during the nine months ended September 30, 2024 was $4.57 per DSU award ($5.15 for the nine months ended September 30, 2023).

12.    NET INCOME PER SHARE

Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended September 30
	2024			2023
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$185,219	796,064	$0.23	$127,430	855,300	$0.15
Dilutive effect of share awards	—	4,153	—	—	5,272	—
Net income - diluted	$185,219	800,217	$0.23	$127,430	860,572	$0.15

	Nine Months Ended September 30
	2024			2023
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$275,074	810,589	$0.34	$392,474	662,379	$0.59
Dilutive effect of share awards	—	3,762	—	—	3,815	—
Net income - diluted	$275,074	814,351	$0.34	$392,474	666,194	$0.59

For the three and nine months ended September 30, 2024 and September 30, 2023, no share awards were excluded from the calculation of diluted income per share as their effect was dilutive.

13.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended September 30
	2024			2023
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$122,452	$525,135	$647,587	$173,475	$583,304	$756,779
Heavy oil	350,859	—	350,859	323,272	—	323,272
NGL	6,067	44,034	50,101	5,945	41,027	46,972
Natural gas sales	3,089	22,987	26,076	12,526	23,461	35,987
Total petroleum and natural gas sales	$482,467	$592,156	$1,074,623	$515,218	$647,792	$1,163,010

	Nine Months Ended September 30
	2024			2023
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$321,704	$1,589,648	$1,911,352	$444,894	$909,159	$1,354,053
Heavy oil	1,050,743	—	1,050,743	791,806	—	791,806
NGL	17,579	127,963	145,542	15,777	73,192	88,969
Natural gas sales	17,314	66,987	84,301	38,654	43,624	82,278
Total petroleum and natural gas sales	$1,407,340	$1,784,598	$3,191,938	$1,291,131	$1,025,975	$2,317,106

Included in accounts receivable at September 30, 2024 is $311.7 million of accrued receivables related to delivered volumes (December 31, 2023 - $271.1 million).

14.    INCOME TAXES

The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2024	2023
Net income before income taxes	$351,669	$280,922
Expected income taxes at the statutory rate of 24.38% (2023 – 24.64%) (1)	85,737	69,219
Change in income taxes resulting from:
Effect of foreign exchange	4,269	2,817
Effect of change in income tax rates	—	(427)
Effect of rate adjustments for foreign jurisdictions	(6,333)	(7,230)
Effect of change in deferred tax benefit not recognized (2)	(22,087)	3,213
Effect of internal debt restructuring (3)	—	(186,319)
Repatriation and related taxes	10,863	2,682
Adjustments, assessments and other	4,146	4,493
Income tax expense (recovery)	$76,595	$(111,552)
(1)The expected income tax rate decreased from 2023 due to changes in the provincial apportionment of Canadian income.
(2)A deferred tax asset of $16.4 million remains unrecognized due to uncertainty surrounding future commodity prices and future capital gains (December 31, 2023 - $40.4 million). These deferred income tax assets relate to capital losses of $137.0 million and non-capital losses of $1.3 million.
(3)A deferred income tax asset was recognized in the nine months ended September 30, 2023 after the closing of the Ranger acquisition due to effects of the transaction structuring.

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency ("CRA") that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. Following objections and submissions, in November 2023 the CRA issued notices of confirmation regarding their prior reassessments. In February 2024, Baytex filed notices of appeal with the Tax Court of Canada and we estimate it could take between two and three years to receive a judgment. The reassessments do not require us to pay any amounts in order to participate in the appeals process. Should we be unsuccessful at the Tax Court of Canada, additional appeals are available; a process that we estimate could take another two years and potentially longer.

We remain confident that the tax filings of the affected entities are correct and will defend our tax filing positions. During Q4/2023, we purchased $272.5 million of insurance coverage for a premium of $50.3 million which will help manage the litigation risk associated with this matter. The most recent reassessments issued by the CRA assert taxes owing by the trusts of $244.8 million, late payment interest of $208.6 million as at the date of reassessments and a late filing penalty in respect of the 2011 tax year of $4.1 million.

By way of background, we acquired several privately held commercial trusts in 2010 with accumulated non-capital losses of $591.0 million (the "Losses"). The Losses were subsequently deducted in computing the taxable income of those trusts. The reassessments, as confirmed in November 2023, disallow the deduction of the Losses for two reasons. First, the reassessments allege that the trusts were resettled and the resulting successor trusts were not able to access the losses of the predecessor trusts. Second, the reassessments allege that the general anti-avoidance rule of the Income Tax Act (Canada) operates to deny the deduction of the losses. If, after exhausting available appeals, the deduction of Losses continues to be disallowed, either the trusts or their corporate beneficiary will owe cash taxes, late payment interest and potential penalties. The amount of cash taxes owing, late payment interest and potential penalties are dependent upon the taxpayer(s) ultimately liable (the trusts or their corporate beneficiary) and the amount of unused tax shelter available to the taxpayer(s) to offset the reassessed income, including tax shelter from subsequent years that may be carried back and applied to prior years.

15.    FINANCING AND INTEREST

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Interest on Credit Facilities	$12,343	$21,671	$46,271	$35,422
Interest on long-term notes	37,426	34,664	109,760	67,323
Interest on lease obligations	340	160	1,304	380
Cash interest	$50,109	$56,495	$157,335	$103,125
Amortization of debt issue costs	3,067	6,539	13,989	8,910
Accretion on asset retirement obligations (note 9)	5,524	5,031	15,910	14,252
Early redemption expense (note 8)	—	—	24,350	—
Financing and interest	$58,700	$68,065	$211,584	$126,287

16.    FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Unrealized foreign exchange (gain) loss	$(24,401)	$42,392	$33,506	$29,299
Realized foreign exchange (gain) loss	(151)	290	1,934	1,381
Foreign exchange (gain) loss	$(24,552)	$42,682	$35,440	$30,680

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade receivables, trade payables, dividends payable, financial derivatives, Credit Facilities and long-term notes. The fair value of trade receivables and trade payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	September 30, 2024		December 31, 2023
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$24,310	$24,310	$23,274	$23,274	Level 2
Total	$24,310	$24,310	$23,274	$23,274

Amortized cost
Cash	$21,311	$21,311	$55,815	$55,815	—
Trade receivables	375,942	375,942	339,405	339,405	—
Total	$397,253	$397,253	$395,220	$395,220

Financial Liabilities
Amortized cost
Trade payables	$(584,696)	$(584,696)	$(477,295)	$(477,295)	—
Dividends payable	(17,732)	(17,732)	(18,381)	(18,381)	—
Credit Facilities (1)	(449,116)	(466,108)	(848,749)	(864,736)	—
Long-term notes	(1,810,701)	(1,896,351)	(1,562,361)	(1,653,118)	Level 1
Total	$(2,862,245)	$(2,964,887)	$(2,906,786)	$(3,013,530)
(1)     The difference in the carrying value and fair value of the credit facilities is due to unamortized debt issuance costs. Refer to Note 7.

There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2024 and 2023.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
U.S. dollar denominated	US$22,356	US$17,923	US$1,405,247	US$1,249,725

Commodity Price Risk

Financial Derivative Contracts

As at October 31, 2024, Baytex had the following commodity financial derivative contracts.

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential	Oct 2024 to Dec 2024	15,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.31/bbl	WCS
Basis differential	Oct 2024 to Dec 2024	6,000 bbl/d	WTI less US$13.58/bbl	WCS
Basis differential	Oct 2024 to Dec 2024	6,250 bbl/d	WTI less US$2.87/bbl	MSW
Basis differential	Jan 2025 to Dec 2025	2,000 bbl/d	WTI less US$2.75/bbl	MSW
Basis differential	Jan 2025 to Jun 2025	3,000 bbl/d	WTI less US$13.50/bbl	WCS
Basis differential (2)	Jul 2025 to Dec 2025	2,500 bbl/d	WTI less US$13.50/bbl	WCS
Basis differential (2)	Jan 2025 to Dec 2025	9,500 bbl/d	WTI less US$13.18/bbl	WCS
Collar	Oct 2024 to Dec 2024	12,500 bbl/d	US$60.00/US$100.00	WTI
Collar	Oct 2024 to Dec 2024	2,500 bbl/d	US$60.00/US$94.15	WTI
Collar	Oct 2024 to Dec 2024	1,500 bbl/d	US$60.00/US$90.35	WTI
Collar	Oct 2024 to Dec 2024	1,000 bbl/d	US$60.00/US$90.00	WTI
Collar	Oct 2024 to Dec 2024	2,000 bbl/d	US$60.00/US$85.00	WTI
Collar	Oct 2024 to Dec 2024	2,000 bbl/d	US$60.00/US$84.60	WTI
Collar	Oct 2024 to Dec 2024	5,000 bbl/d	US$60.00/US$84.15	WTI
Collar	Oct 2024 to Dec 2024	3,500 bbl/d	US$60.00/US$87.10	WTI
Collar	Oct 2024 to Dec 2024	3,500 bbl/d	US$60.00/US$85.75	WTI
Collar	Jan 2025 to Mar 2025	5,000 bbl/d	US$60.00/US$88.70	WTI
Collar	Jan 2025 to Mar 2025	2,500 bbl/d	US$60.00/US$90.20	WTI
Collar	Jan 2025 to Mar 2025	2,500 bbl/d	US$60.00/US$90.05	WTI
Collar	Jan 2025 to Mar 2025	7,500 bbl/d	US$60.00/US$90.00	WTI
Collar	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$94.25	WTI
Collar	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$93.90	WTI
Collar	Jan 2025 to Jun 2025	5,000 bbl/d	US$60.00/US$91.95	WTI
Collar	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$90.00	WTI
Collar	Jan 2025 to Jun 2025	3,000 bbl/d	US$60.00/US$89.55	WTI
Collar	Apr 2025 to Jun 2025	2,000 bbl/d	US$60.00/US$88.17	WTI
Collar	Apr 2025 to Jun 2025	5,000 bbl/d	US$60.00/US$90.50	WTI
Collar	Apr 2025 to Jun 2025	3,000 bbl/d	US$60.00/US$90.60	WTI
Collar (2)	Jan 2025 to Dec 2025	4,500 bbl/d	US$60.00/US$80.00	WTI
Collar (2)	Jul 2025 to Dec 2025	27,500 bbl/d	US$60.00/US$80.00	WTI
Collar (2)	Oct 2025 to Dec 2025	3,500 bbl/d	US$60.00/US$80.00	WTI
Collar (2)	Apr 2025 to Sep 2025	8,000 bbl/d	US$60.00/US$80.00	WTI
(1)Based on the weighted average price per unit for the period.
(2)Contract entered subsequent to September 30, 2024.

	Remaining Period	Volume	Price/Unit (1)	Index
Natural Gas
Collar	Oct 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.185	NYMEX
Collar	Oct 2024 to Dec 2024	8,500 mmbtu/d	US$3.00/US$4.15	NYMEX
Collar	Oct 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.10	NYMEX
Collar	Oct 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.09	NYMEX
Collar	Oct 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.06	NYMEX
Collar	Jan 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.01	NYMEX
Collar	Jan 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.03	NYMEX
Collar	Jan 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.08	NYMEX
Collar	Jan 2025 to Dec 2025	3,000 mmbtu/d	US$3.25/US$4.135	NYMEX
Collar	Jan 2025 to Dec 2025	5,500 mmbtu/d	US$3.25/US$4.14	NYMEX
Collar	Jan 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.32	NYMEX
Collar	Jan 2025 to Dec 2025	3,000 mmbtu/d	US$3.00/US$4.85	NYMEX
Collar	Jan 2025 to Dec 2025	8,000 mmbtu/d	US$3.00/US$4.855	NYMEX
Collar	Jan 2026 to Dec 2026	11,000 mmbtu/d	US$3.25/US$5.02	NYMEX
AECO basis differential	Oct 2024 to Dec 2024	5,000 mmbtu/d	NYMEX less US$1.23/mmbtu	NYMEX
AECO basis differential	Jan 2025 to Mar 2025	5,000 mmbtu/d	NYMEX less US$1.27/mmbtu	NYMEX
AECO basis differential	Apr 2025 to Jun 2025	5,000 mmbtu/d	NYMEX less US$1.19/mmbtu	NYMEX
Collar (2)	Jan 2025 to Jun 2025	3,000 mmbtu/d	US$3.00/US$4.05	NYMEX
Collar (2)	Jul 2025 to Dec 2025	9,000 mmbtu/d	US$3.00/US$4.05	NYMEX
Collar (2)	Jan 2026 to Dec 2026	10,000 mmbtu/d	US$3.25/US$4.25	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Contract entered subsequent to September 30, 2024.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Realized financial derivatives gain	$(331)	$(2,055)	$(3,562)	$(23,835)
Unrealized financial derivatives (gain) loss	(22,596)	30,696	(1,036)	40,889
Financial derivatives (gain) loss	$(22,927)	$28,641	$(4,598)	$17,054

18.    CAPITAL MANAGEMENT

The Company's capital management objective is to maintain a strong balance sheet that provides financial flexibility to execute its development programs, provide returns to shareholders and optimize its portfolio through strategic acquisitions. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At September 30, 2024, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade receivables, prepaids and other assets, trade payables, share-based compensation liability, dividends payable, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time-to-time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital-intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of adjusted funds flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net debt to be the sum of our Credit Facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, dividends payable, share-based compensation liability, other long-term liabilities, cash, trade receivables and prepaids and other assets. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles net debt to amounts disclosed in the primary financial statements.

	September 30, 2024	December 31, 2023
Credit Facilities	$449,116	$848,749
Unamortized debt issuance costs - Credit Facilities (note 7)	16,992	15,987
Long-term notes	1,810,701	1,562,361
Unamortized debt issuance costs - Long-term notes (note 8)	46,168	35,114
Trade payables	584,696	477,295
Share-based compensation liability	23,962	35,732
Dividends payable	17,732	18,381
Other long-term liabilities	19,582	19,147
Cash	(21,311)	(55,815)
Trade receivables	(375,942)	(339,405)
Prepaids and other assets	(78,427)	(83,259)
Net Debt	$2,493,269	$2,534,287

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirements obligations settled during the applicable period, transaction costs and cash premiums on derivatives.

Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Cash flows from operating activities	$550,042	$444,033	$1,439,399	$821,279
Change in non-cash working capital	(20,813)	126,075	31,350	205,924
Asset retirement obligations settled	8,718	9,252	22,344	18,770
Transaction costs	—	2,263	1,539	43,966
Cash premiums on derivatives	—	—	—	2,263
Adjusted Funds Flow	$537,947	$581,623	$1,494,632	$1,092,202